UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WHITE MOUNTAINS INSURANCE GROUP, LTD

(Name of Issuer)

COMMON SHARES, $1.00 PAR VALUE

(Title of Class of Securities)

925391510

(CUSIP Number)

August 23, 2001**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1 (b)

☐    Rule 13d-1 (c)

☐    Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

**	On August 23, 2001, the shareholders of White Mountains Insurance Group, Ltd (“White Mountains”) approved the issuance of 544,285 common shares of White Mountains upon the exercise of the then outstanding 544,285 Series B Warrants (all of which were acquired by Berkshire on June 1, 2001). The approval by the White Mountains shareholders of the issuance of the common shares caused the Class B warrants to become immediately exercisable.

Additionally, on October 24, 2002, the total number of common shares of White Mountains subject to Berkshire’s Series A Warrants and Series B Warrants was adjusted upward from 1,714,285 to 1,724,200 due to an issuance by White Mountains of its convertible preference shares and its common shares. 13G Amendments should have been filed upon the August 23, 2001 shareholder approval and the October 24, 2002 adjustment. Inadvertently these amendments were not filed, but are being filed together now.

13G

CUSIP No. 925391510	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren E. Buffett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

	5	SOLE VOTING POWER NONE

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,724,200

EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER NONE

	8	SHARED DISPOSITIVE POWER 1,724,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.9%

12	TYPE OF REPORTING PERSON* IN, HC

13G

CUSIP No. 925391510	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Hathaway Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	5	SOLE VOTING POWER NONE

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,724,200

EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER NONE

	8	SHARED DISPOSITIVE POWER 1,724,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.9%

12	TYPE OF REPORTING PERSON* HC, CO

13G

CUSIP No. 925391510	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Re Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	5	SOLE VOTING POWER NONE

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,724,200

EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER NONE

	8	SHARED DISPOSITIVE POWER 1,724,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.9%

12	TYPE OF REPORTING PERSON* HC, CO

13G

CUSIP No. 925391510	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Reinsurance Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	5	SOLE VOTING POWER NONE

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,724,200

EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER NONE

	8	SHARED DISPOSITIVE POWER 1,724,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.9%

12	TYPE OF REPORTING PERSON* IC, CO

Page 6 of 9 Pages

SCHEDULE 13G

**	On August 23, 2001, the shareholders of White Mountains Insurance Group, Ltd (“White Mountains”) approved the issuance of 544,285 common shares of White Mountains upon the exercise of the then outstanding 544,285 Series B Warrants (all of which were acquired by Berkshire on June 1, 2001). The approval by the White Mountains Shareholders of the issuance of the common shares caused the Class B warrants to become immediately exercisable. Additionally, on October 24, 2002, the total number of common shares of White Mountains subject to Berkshire’s Series A Warrants and Series B Warrants was adjusted upward from 1,714,285 to 1,724, 200 due to an issuance by White Mountains of its convertible preference shares and its common shares. 13G Amendments should have been filed upon the August 23, 2001 shareholder approval and the October 24, 2002 adjustment. Inadvertently these amendments were not filed, but are being filed together now.

Item 1.

(a)	Name of Issuer

White Mountains Insurance Group, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

80 South Main Street, Hanover, New Hampshire 03755

Item 2.

(a)	Name of Person Filing

WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

GENERAL RE CORPORATION

GENERAL REINSURANCE CORPORATION

(b)	Address of Principal Business Office or, if none, Residence

1440 Kiewit Plaza, Omaha, Nebraska 68131

(c)	Citizenship

Warren E. Buffett

— UNITED STATES CITIZEN

Berkshire Hathaway Inc., General Re Corporation, and General Reinsurance Corporation

— DELAWARE CORPORATIONS

(d)	Title of Class of Securities

COMMON SHARES, $1.00 Par Value per share.

(e)	CUSIP Number

925391510

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., and General Re Corporation are each a Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

General Reinsurance Corporation is an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a Group in accordance with Rule 13d-1(b)(ii)(J).

Item 4.    Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

Page 7 of 9 Pages

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See	the Cover Pages for each of the Reporting Persons.

Instruction:    For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit A.

Item 8.    Identification and Classification of Members of the Group

See Exhibit A.

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.    Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2004 Date /s/ WARREN E. BUFFETT Signature Warren E. Buffett Name	June 3, 2004 Date /s/ MARC D. HAMBURG Signature Marc D. Hamburg, Vice President and CFO Name/Title BERKSHIRE HATHAWAY INC.

June 3, 2004 Date /s/ TIMOTHY T. MCCAFFREY Signature Timothy T. McCaffrey, Secretary Name/Title GENERAL REINSURANCE CORPORATION	June 3, 2004 Date /s/ WILLIAM G. GASDASKA Signature William G. Gasdaska, Senior Vice President and CFO Name/Title GENERAL RE CORPORATION

Page 8 of 9 Pages

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

General Re Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

General Reinsurance Corporation

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G amendment in connection with their beneficial ownership of the Common Shares of White Mountains Insurance Group, Ltd.

Dated: June 3, 2004	/s/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated: June 3, 2004	/s/ MARC D. HAMBURG
By: Marc D. Hamburg Title: Vice President and CFO

GENERAL RE CORPORATION

Dated: June 3, 2004	/s/ William G. Gasdaska
By: William G. Gasdaska Title: Senior Vice President and CFO

GENERAL REINSURANCE CORPORATION

Dated: June 3, 2004	/s/ TIMOTHY T. MCCAFFREY
By: Timothy T. McCaffrey Title: Secretary